                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                       IDEC PHARMACEUTICALS CORPORATION
-------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, No Par Value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   004493701
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                Donald F. Parman, SmithKline Beecham Corporation
                  One Franklin Plaza, Philadelphia, PA  19102
                            Telephone 215-751-7633
-------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                              December 3, 1996
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 857304100                                           PAGE 2 OF 7 PAGES

--------------------------------------------------------------------------------
This Amendment No. 2 amends and supplements the Statement on Schedule 13D manually filed with the Securities and Exchange Commission (the "Commission") on April 24, 1995 (the "Initial Statement") filed jointly by SmithKline Beecham plc, SmithKline Beecham Corporation, and S.R. One, Limited and Amendment No. 1 electronically filed on September 26, 1996 with respect ownership of securities of IDEC Pharmaceuticals Corporation.

The undersigned hereby amends and supplements Item 5 of the Initial Statement by the following information (capitalized terms used herein without definition shall have the same meaning as set forth in the Initial Statement.


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         SmithKline Beecham plc
         98-0101920
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /x/
                                                                         (b) / /
-------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

         WC
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                   / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         England
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES               600,000
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
    EACH
  REPORTING             None
   PERSON      -----------------------------------------------------------------
    WITH        9   SOLE DISPOSITIVE POWER

                        600,000
               ----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                        None
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         600,000
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.3%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

         CO
-------------------------------------------------------------------------------

                                     SCHEDULE 13D

CUSIP NO. 0004493701                                          Page 3 of 7 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         SmithKline Beecham Corporation
         23-1099050
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /x/
                                                                        (b) / /
-------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

         WC
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                  / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Pennsylvania
-------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES                1,440,860
BENEFICIALLY   ----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING               None
  PERSON       ----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                         1,440,860
               ----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                         None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,440,860
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 0004493701                                         Page 4 of 7 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       S.R. One, Limited
       23-1729901
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /x/
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

       WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                  / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Pennsylvania
--------------------------------------------------------------------------------
                 7   SOLE VOTING POWER
  NUMBER OF
   SHARES                 -0-
BENEFICIALLY    ---------------------------------------------------------------
  OWNED BY       8   SHARED VOTING POWER
   EACH
 REPORTING                NONE
  PERSON        --------------------------------------------------------------
   WITH          9   SOLE DISPOSITIVE POWER

                          -0-
                ---------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                          None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 5 of 7 Pages

Item 1.  Security and Issuer.


Item 2.  Identity and Background.


Item 3.  Source and Amount of Funds or Other Consideration.


Item 4.  Purpose of Transaction.

                                                               Page 6 of 7 Pages





Item 5.  Interest in Securities of the Issuer.

              (a)  Amount and Percent Beneficially Owned

Registered Name                    No. of Shares         Percent

SmithKline Beecham plc                  600,000            3.3%
SmithKline Beecham Corporation        1,440,860            8.0%
S.R. One, Limited                             0(1)           0%
                                                          ----
     TOTAL                                                11.3%

(1) On October 30, 1996, SRO exercised warrants to acquire 400,000 shares of common stock. Thereafter, those shares were sold as reported in Item 5(c) pursuant to a registration statement covering such sale filed by the Issuer.

              (b)

              (c) The reporting persons sold 400,000 shares of Common Stock in the open market in the following manner:

Registered Name       Transaction Date     Number of Shares   Price Per Share

S.R. One, Limited     December 2, 1996          15,000            $25.44
S.R. One, Limited     December 2, 1996          10,000            $25.065
S.R. One, Limited     December 3, 1996          35,000            $24.44
S.R. One, Limited     December 3, 1996          65,000            $24.565
S.R. One, Limited     December 3, 1996          55,000            $25.065
S.R. One, Limited     December 3, 1996           5,000            $24.94
S.R. One, Limited     December 4, 1996          30,000            $24.44
S.R. One, Limited     December 4, 1996          25,000            $24.315
S.R. One, Limited     December 4, 1996         160,000            $24.19


              (d)

              (e)

Item 6.       Contracts, Arrangements, Understandings or
              Relationship With respect to Securities of the Issuer.



Item 7.       Materials to be Filed as Exhibits.

                                                               Page 7 of 7 Pages

                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, correct and complete.

                                           SMITHKLINE BEECHAM PLC


                                           By:  /s/  Alison M. Horler
                                                ------------------------------
                                                     Alison M. Horler
                                                     Deputy Secretary

                                           SMITHKLINE BEECHAM CORPORATION


                                           By:  /s/  Donald F. Parman
                                                -----------------------------
                                                     Donald F. Parman
                                                     Secretary

                                           S.R. ONE, LIMITED


                                           By:  /s/  Donald F. Parman
                                                -----------------------------
                                                     Donald F. Parman
                                                     Vice President


DATED:  December 13, 1996